Filed by JFB Construction Holdings

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 under

the Securities Exchange Act of 1934

Subject Company: Xtend AI Robotics, Inc.

Commission File No.: 333-295380

The following communication was first made available on July 2, 2026.

XTEND Advances Following Successful Qualification in the $1 Billion U.S. Drone Dominance Program

XTEND, advances among 19 companies selected for Gauntlet II, following successful qualification. According to the DoW, the program plans to procure 60,000 drone systems from top-performing participants.

TAMPA, Fla., July 2, 2026 – JFB Construction Holdings (Nasdaq: JFB) announced today that XTEND, a leader in software systems and artificial intelligence-powered robotics, has advanced to the Gauntlet II phase of the U.S. Department of War’s Drone Dominance Program (DDP), following successful completion of the program’s competitive qualification phase.

As previously announced, XTEND was selected to participate in the Phase II Qualifier of the Drone Dominance Program. Following two weeks of operational evaluations held at Camp Grayling, Michigan, XTEND has now been selected among 19 companies advancing to Gauntlet II, the program’s next competitive stage, scheduled to take place in August at Fort Carson, Colorado.

According to previously published Department of War information, the Drone Dominance Program is a $1 billion U.S. defense initiative designed to accelerate the deployment of autonomous one-way attack systems through a rapid, competitive acquisition process. During the qualification phase, 49 companies participated in day and night operational evaluations across two mission areas: Long Range Strike and Tactical Assault in Confined Environments.

XTEND is participating in the program with STRIKER, its XOS-powered indoor mission platform purpose-built for tactical operations in complex, GNSS-denied environments. STRIKER competed in the Tactical Assault in Confined Environments mission area during the first stage, demonstrating XTEND’s indoor autonomous mission capabilities during the qualification event. Companies advancing to Gauntlet II are required to deliver production systems for the next phase of operational testing. According to the Department of War, following Gauntlet II, the program plans to procure 60,000 drone systems from the program’s top-performing participants.

Designed for precision missions inside buildings and other confined spaces, STRIKER combines AI-powered autonomy with intuitive operator control, enabling one-to-many drone operations, mesh-enabled multi-drone coordination, interchangeable payloads, and rapid deployment. Powered by XTEND’s proprietary XOS operating system, the platform is designed to help military operators execute complex missions while reducing risk to personnel.

The advancement into Gauntlet II also demonstrates XTEND’s ability to meet the program’s demanding production requirements, with advancing companies required to rapidly manufacture and deliver operational systems for continued evaluation.

“Advancing to Gauntlet II is an important independent validation of our technology, our team, and our ability to deliver operational capability for one of the most demanding autonomous drone evaluation programs underway today,” said Aviv Shapira, Co-Founder and CEO of XTEND. “Modern conflicts continue to demonstrate the critical role of autonomous systems in urban and contested environments. We believe STRIKER, powered by XOS, delivers the combination of autonomy, ease of operation, and mission adaptability required for this new generation of defense capabilities, and we are proud to continue advancing in this highly competitive program.”

“This milestone demonstrates XTEND’s ability not only to develop advanced autonomous technologies, but also to execute against the demanding operational and production requirements of U.S. defense programs,” said Roy Levy, General Manager of XTEND USA. “Advancing to Gauntlet II validates the strength of STRIKER and the XOS software platform behind it, while also demonstrating our ability to rapidly manufacture and deliver operational systems in support of U.S. defense requirements. We look forward to continuing the program and demonstrating our capabilities in Gauntlet II.”

The advancement further strengthens XTEND’s growing position within the U.S. defense ecosystem and reinforces the company’s strategy of delivering software-defined autonomous systems that combine AI-powered mission autonomy, mission-specific robotic platforms, and scalable manufacturing capabilities to meet the evolving operational requirements of modern defense forces.

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As announced on February 17, 2026, JFB Construction Holdings (Nasdaq: JFB) and XTEND entered into a definitive agreement to combine with XTEND in an all-stock transaction. The business combination is further supported by strategic investments from Eric Trump, Unusual Machines, American Ventures, LLC, Protego Ventures, and Aliya Capital. Following the closing of the business combination, the joint company is expected to be renamed XTEND AI Robotics and be listed on a U.S. national securities exchange under the ticker symbol “XTND.”

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements regarding Xtend’s patent and its ability to protect its intellectual property. Such statements are based on current expectations and assumptions and involve risks and uncertainties that could cause actual results to differ materially from those described. Xtend undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements. For a discussion of the risks and uncertainties that could cause actual results to differ materially, please refer to Xtend’s filings with the U.S. Securities and Exchange Commission.

About Xtend

XTEND is a leader in software systems and artificial intelligence-powered robotics, deployed in high-threat, complex operational environments where human exposure carries significant risk. Powered by its proprietary XTEND Operating System (XOS), XTEND’s integrated software and advanced robotic hardware solutions are designed to provide autonomy at the edge. Operating across defense, law enforcement, and private security missions through a platform of robots, drones, and robotic subsystems, XTEND’s open architecture platform facilitates scalability across partners and third-party applications. With over 10,000 systems deployed in over 30 countries, XTEND’s solutions have been validated in five combat zones and operationally deployed by national defense, special-mission units, and security organizations across the globe. Founded in Tel Aviv, Israel, and headquartered in Tampa, Florida, XTEND delivers NDAA-compliant solutions through a global network of regional XFAB manufacturing facilities located in the U.S., the U.K., Singapore, Israel, and Latvia. For more information, visit www.xtend.me.

About JFB Construction Holdings

JFB Construction Holdings (Nasdaq: JFB) is a real estate development and construction company that has provided general contracting and construction management services in 36 U.S. states. For more information, visit the company’s SEC filings at www.sec.gov.

Important Information for Investors and Stockholders

This communication is for informational purposes only and is not intended to, and does not, constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any issuance or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the transaction, NewCo and JFB filed a registration statement on Form S-4. Investors and security holders are urged to read the information statement/prospectus or registration statement and any other documents filed with the SEC carefully and in their entirety when they become available. Copies of the documents filed with the SEC by JFB will be available free of charge at www.sec.gov.

JFB Construction Holdings Contact:

CORE IR Mike Mason 516-222-2560 investors@jfbconstruction.net

XTEND Media Contact:

Headline Media Sarah Small 929-255-1449 sarah@headline.media

XTEND Investor Relations:

MZ North America Shannon Devine 203-741-8811 XTND@mzgroup.us